

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 6, 2017

Via E-Mail
Uzi Sasson
President and Chief Financial Officer
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

> Re: **IXYS Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 9, 2016**
> **File No. 0-26124**

Dear Mr. Sasson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Your Form 10-K discusses business in the Middle East, and your website lists a distributor in North Africa. Syria, located in the Middle East, and Sudan, located in North Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. The website of Chinese manufacturer Shang Jing, which purports to be a manufacturer and supplier of IXYS Thyristor modules, lists photos and descriptions of these products under "Sudan." Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect arrangements. For instance, you disclose in the Form 10-K that Siemens is a major customer. According to Siemens' website, it does business, sells products and has projects in Syria and Sudan. Tell us whether Siemens utilizes your

products, components or technology in its business in Syria and Sudan. You should describe any products, components, technologies or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: James Jones, General Counsel
IXYS Corporation

Amanda Ravitz
Assistant Director
Division of Corporation Finance